                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia Board of Directors Meets

TIM ITALIA S.P.A MERGER INTO TELECOM ITALIA S.P.A. APPROVED

SALE OF REAL ESTATE WORTH OVER 1 BILLION EURO APPROVED AS PART OF THE PROCESS OF SPACE OPTIMIZATION

MAXIMUM CEILING FOR EURO MEDIUM TERM NOTE PROGRAMME (EMTN)  FOR BOND ISSUES RAISED. EVENTUAL NEW ISSUES UP TO A MAXIMUM OF 4.5 BILLION EURO IN 2006 AUTHORIZED.

EARLY REPAYMENT OF LOAN MATURING IN OCTOBER 2007 APPROVED

Milan, 21 December 2005 – The Board of Directors of Telecom Italia, chaired by Marco Tronchetti Provera, today met and approved:

1) the disposal of real estate properties worth a total in excess of 1 billion euro as part of the company’s real estate asset rationalization and optimization process, connected to the programme of space rationalization, after having received and favorably evaluated two offers presented by leading investors in the sector.

The properties concerned, previously transferred from Telecom Italia S.p.A to a group company, Olivetti Multi Service (OMS), and leased back by them to Telecom Italia on a multi-year basis, are now being transferred to two funds. The funds’ stakes will then be sold to two joint ventures 65%-controlled respectively by Morgan Stanley Real Estate Funds and Cypress Grove International, with Pirelli & C. Real Estate holding the remaining minority shareholding in both joint ventures.

The evaluation of the real-estate portfolio being sold was carried out by the CB Richard Ellis company in accordance with the criteria of international best practice, and confirmed by a dedicated fairness opinion issued by Scenari Immobiliari S.r.l., an independent study and research institute that analyzes real-estate markets.

The operation will be executed in tranches between the end of 2005 and June 2006.

2) the merger of TIM Italia S.p.A. into Telecom Italia S.p.A., subsequent to the adopted corporate structure changes as announced on 8 November 2005. A similar decision was taken by the board of TIM Italia S.p.A. The operation constitutes the natural completion, from a company perspective, of the integration process launched last year, as well as matching the new organizational model, which has brought the management and development of fixed and mobile telecommunications services and internet services into a single operating unit;

3) the early repayment of the “TELECOM ITALIA S.p.A. Euro 1,000,000,000 Floating Rate Notes due 2007” variable rate bond loan maturing on October 29, 2007. This repayment will take place as announced to the market on 29 November. The reimbursement will be covered using funds raised through a bond issue of the same value launched on 29 November and finalized on 6 December 2005.

The repayment will take place on 29 January 2006, the first useful date allowed under the rules of the issue. Overall, the issue and early reimbursement operation will allow the global offer of the Group’s securities in circulation to remain unchanged, while launching the re-financing of debt maturing in 2007;

4) the re-definition of the maximum ceiling for the Euro Medium Term Note (EMTN) programme, which regulates the placement, in various operations, tranches and currencies, of bond issues by Telecom Italia and/or its 100%-owned subsidiary Telecom Italia Finance S.A.. The maximum ceiling has been raised to 15 billion euro from 10 billion euro previously (of which marginally less than 8 billion euro has already been used).

At the same time, the Board of Directors authorized the issue in 2006 of non-convertible bond loans to a maximum value of 4.5 billion euro. In this manner, the company will have available more effective instruments for rapid and efficient access to capital markets, so as to be able to take quick advantage of eventual windows of opportunity in the re-financing market for residual 2007 maturities.

Telecom Italia

Media Relations

Corporate and WirelinePress Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia

Investor Relations

+ 39.02.8595.4131

www.telecomitalia.it/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 21th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager